U.S. Securities and Exchange Commission
Washington, D.C. 20549



03023791

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


RECD S.E.C.
JUN 23 2003
1086

Residential Funding Mortage Securities II, Inc.
Exact Name of Registrant as Specified in Charter

0000945212
Registrant CIK Number

FOR 6/23/03
Current Report on Form 8-K 2003-HI2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-76246
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
JUN 25 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 20th day of June, 2003.

Residential Funding Mortgage Securities II, Inc.
(Registrant)

By: ______________________
Mark White
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

REVISED New Issue Computational Materials

$241,625,000
Home Loan-Backed Notes,
Series 2003-HI2

Residential Funding Mortgage Securities II, Inc.
Depositor

Home Loan Trust 2003-HI2
Issuer

Residential Funding Corporation
Seller and Master Servicer

GMAC RFC Securities
as Underwriter

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

June 20, 2003 (Revised from June 16, 2003)

Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Issuer:	Home Loan Trust 2003-HI2
Depositor:	Residential Funding Mortgage Securities II, Inc.
Seller:	Residential Funding Corporation
Underwriter:	Lead Manager: Residential Funding Securities Corporation Co-Manager: Bear, Stearns & Co. Inc.
Master Servicer:	Residential Funding Corporation (the "Master Servicer" or "RFC").
Initial Subservicer:	HomeComings Financial Network, Inc. ("HomeComings"), an affiliate of the Depositor.
Indenture Trustee:	JPMorgan Chase Bank
Owner Trustee:	Wilmington Trust Company
The Notes:	Home Loan Trust 2003-HI2 will issue 10 classes of Home Loan-Backed Notes, namely: the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6_and Class A-IO Notes (collectively, the "Class A Notes"); and the Class M-1, Class M-2 and Class M-3 Notes (collectively, the "Class M Notes" and together with Class A Notes, the "Offered Notes"). In addition, the beneficial ownership interest in the trust will be represented by one class of Certificates which will consist of two components, the "B Component" and the "Residual Component." **The Class A Notes and the Class M Notes will be offered by the Prospectus; the Certificates will not be publicly offered.**

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Residential Funding Corporation

RFMS II 2003-HI2

Computational Materials: Preliminary Term Sheet *(Page 4)*

Characteristics of the Notes (a), (b), (c)

Offered Notes	Original Principal Balance	Percent of Pool Balance	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Maturity Date	Ratings (Moody's/S&P)
Class A-1	$60,114,000	24.05%	Floating (d)	0.90	0	1 - 19	08/25/2010	Aaa / AAA
Class A-2	32,130,000	12.85%	Fixed	2.00	18	19 - 29	11/25/2012	Aaa / AAA
Class A-3	15,000,000	6.00%	Fixed	3.00	28	29 - 43	05/25/2015	Aaa / AAA
Class A-4	44,449,000	17.78%	Fixed	3.77	42	43 - 53	05/25/2017	Aaa / AAA
Class A-5	19,810,000	7.92%	Fixed	7.00	67	68 - 104	10/25/2021	Aaa / AAA
Class A-6	17,247,000	6.90%	Fixed (e)	9.78	103	104 - 120	08/25/2028	Aaa / AAA
Class A-IO	(f)		(g)	1.16 (h)	n/a	n/a	12/25/2005	Aaa / AAA
Class M-1	20,000,000	8.00%	Fixed (e)	6.92	43	44 - 120	08/25/2028	Aa2 / AA
Class M-2	16,875,000	6.75%	Fixed (e)	6.92	43	44 - 120	08/25/2028	A2 / A
Class M-3	16,000,000	6.40%	Fixed (e)	6.92	43	44 - 120	08/25/2028	Baa2 / BBB
B Component (i)	8,375,000	3.35%	Fixed	6.91	43	44 - 120	08/25/2028	Ba2 / BB

Notes:

(a) 100% Prepayment Assumption: 2.0% CPR in month 1 of the Home Loans, and an additional 1.071% per annum in each month thereafter until month 15. On and after month 15, 17.0% CPR.

(b) Transaction priced to a 10% clean-up call.

(c) The principal balance of each Class of Notes and Certificates is subject to a 5% variance.

(d) The lesser of (a) One-Month LIBOR + 0.__% per annum and (b) 8.00% per annum.

(e) If the 10% clean-up call is not exercised, the Note Rate applicable to the Class A-6 Notes, Class M-1 Notes, Class M-2 Notes and Class M-3 Notes will increase by 0.50% on the second Payment Date after the first possible call date.

(f) The Class A-IO Notes will not have a principal balance. For the purposes of calculating interest payments, interest will accrue on a Notional Amount equal to $12,500,000 from the July 2003 Payment Date through the December 2005 Payment Date; and thereafter, $0.

(g) The note rate for the Class A-IO Notes will be (i) 11.00% per annum for the July 2003 through June 2004 Payment Dates; (ii) 10.00% per annum for the July 2004 through June 2005 Payment Dates; and (iii) 7.00% per annum for the July 2005 through December 2005 Payment Dates. The Class A-IO Notes will only be entitled to interest for the first 30 Payment Dates.

(h) Duration.

(i) The B Component is not offered hereby.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

The Assets of the Trust: The assets of the Trust will include a pool of conventional, closed-end, primarily second-lien, fixed-rate home loans (the "Home Loans"), the proceeds of which will be used primarily for debt consolidation and/or cash out refinancing. The Home Loans will be secured by mortgages, deeds of trust or other similar security instruments. Most of the Home Loans will have a combined loan-to-value ratio in excess of 100%.

Statistical Cut-off Date: As of June [4], 2003.

Cut-off Date: As of June 1, 2003.

Closing Date: On or about June 27, 2003.

Payment Date: The 25th of each month (or the next business day), commencing on July 2003.

Delay Days: The Offered Notes, other than the Class A-1 Notes, will have a payment delay of 24 days. With respect to the Class A-1 Notes, 0 days.

Note Rate: Interest will accrue on all of the Offered Notes, other than the Class A-1 Notes, at a fixed rate during the month prior to the month of the related Payment Date on a 30/360-day basis.

The coupon on the Class A-1 Notes will be equal to the lesser of (a) One-Month LIBOR + 0.__% per annum and (b) 8.00% per annum, payable monthly.

With respect to any Payment Date, the Class A-1 Notes will be entitled to interest accrued from and including the preceding Payment Date (or from and including the Closing Date in the case of the first Payment Date) to and including the day prior to the then current Payment Date (the "Class A-1 Accrual Period") at the Class A-1 Note Rate on the aggregate principal balance of the Class A-1 Notes on an actual/360-day basis.

The Note Rate applicable to the Class A-6 Notes, Class M-1 Notes, Class M-2 Notes and Class M-3 Notes will increase by 0.50% on the second Payment Date after the first possible Call Date.

With respect to any Payment Date, the Class A-IO Notes will be entitled to interest at a rate equal to (i) 11.00% per annum for the July 2003 through June 2004 Payment Dates; (ii) 10.00% per annum for the July 2004 through June 2005 Payment Dates; and (iii) 7.00% per annum for the July 2005 through December 2005 Payment Dates.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Credit Enhancement:

Credit enhancement for the benefit of the Notes will be as follows:

Initial Subordination (% Orig.):
[24.50]% for the Class A Notes;
[16.50]% for the Class M-1 Notes;
[9.75]% for the Class M-2 Notes;
[3.35]% for the Class M-3 Notes; and
[0.00]% for the B Component.

Overcollateralization ("OC"):

Initial (% Orig.)	0.00%
OC Target (% Orig.)	2.00%
OC Target After Step-Down (% Curr.)	4.00%
OC Floor (% Orig.)	0.50%

Excess Spread:
Excess spread will be available to build OC starting on the December 2003 Payment Date (ie, 5-month spread holiday). Excess spread (before losses) is initially expected to equal approximately [7.1824]% per annum.

Notional Amount:

With respect to the Class A-IO Notes and any Payment Date occurring from the July 2003 Payment Date through the December 2005 Payment Date, $12,500,000; and thereafter, $0.

Priority of Distributions:

On each Payment Date, amounts available for distribution will be allocated in the following order of priority:

Interest

1. To pay accrued and unpaid interest, on the Class A Notes pro rata;
2. To pay accrued and unpaid interest, sequentially, on the Class M-1 Notes, the Class M-2 Notes, the Class M-3 Notes and the B Component, in that order.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Principal
1. To pay as principal on the Class A Notes (other than the Class A-IO Notes) an amount equal to the Senior Principal Distribution Amount;
2. To pay as principal on the Class M-1 Notes, an amount equal to the Class M-1 Principal Distribution Amount;
3. To pay as principal on the Class M-2 Notes, an amount equal to the Class M-2 Principal Distribution Amount;
4. To pay as principal on the Class M-3 Notes, an amount equal to the Class M-3 Principal Distribution Amount; and
5. To pay as principal on the B Component, an amount equal to the B Component Principal Distribution Amount.

Net Monthly Excess Cash Flow
1. To pay as principal to the Offered Notes (other than the Class A-IO Notes) and the B Component, an amount necessary to cover Liquidation Loss Amounts on the related Home Loans;
2. To pay as principal on the Offered Notes (other than the Class A-IO Notes) and the B Component, the amount necessary to cause the outstanding reserve amount to equal the Reserve Amount Target starting on and after the December 2003 Payment Date;
3. To the holders of the Residual Component, any remaining Excess Cash Flow.

Principal Distributions for the Notes:

The Class M Notes and B Component will not receive any principal payments prior to the Stepdown Date or on or after the Stepdown Date (so long as a Trigger Event is in effect), unless the aggregate note balance of the Class A Notes is equal to zero. On or after the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A Notes (other than the Class A-IO Notes), Class M Notes and B Component as described under the "Priority of Distributions."

Principal distributions with respect to the Class A Notes (other than the Class A-IO Notes) will be distributed to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Notes, in that order, until paid in full.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Trigger Event:

A Trigger Event is in effect with respect to any Payment Date on or after the Stepdown Date if either:

1. The three-month average of the Sixty-Plus Delinquency Percentage, as determined as of that Payment Date and the immediately preceding two Payment Dates is greater than [5.00%]; or
2. For the 37th through the 48th Payment Dates, the aggregate amount of Liquidation Loss Amounts, other than Excess Loss Amounts, on the Home Loans since the Cut-off Date exceeds [10.00]% of the aggregate pool balance of the Home Loans as of the Cut-off Date; or
3. For the 49th through the 60th Payment Dates, the aggregate amount of Liquidation Loss Amounts, other than Excess Loss Amounts, on the Home Loans since the Cut-off Date exceeds [12.00]% of the aggregate pool balance of the Home Loans as of the Cut-off Date; or
4. For the 61st Payment Date and thereafter, the aggregate amount of Liquidation Loss Amounts, other than Excess Loss Amounts, on the Home Loans since the Cut-off Date exceeds [14.00]% of the aggregate pool balance of the Home Loans as of the Cut-off Date;

provided, however, that if the six-month average of the aggregate Liquidation Loss Amount, as determined for that Payment Date and the immediately preceding five Payment Dates, is less than 50% of the six-month average of the Net Monthly Excess Cash Flow, as determined for that Payment Date and the immediately preceding five Payment Dates, a Trigger Event shall not be deemed to be in effect.

Senior Principal Distribution Amount:

With respect to any Payment Date, (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Payment Date, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the Principal Distribution Amount for that Payment Date; and (II) the excess of (A) the aggregate note balance of the Class A Notes (other than the Class A-IO Notes) immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date and (y) the excess of the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, over the Reserve Amount Floor.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class M-1 Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate note balances of the Class A Notes (other than the Class A-IO Notes) (after taking into account the payment of the sum of the Senior Principal Distribution Amount for that Payment Date) and (2) the note balance of the Class M-1 Notes immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date and (y) the excess of the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, over the Reserve Amount Floor.

Class M-2 Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount and the Class M-1 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate note balance of the Class A Notes, (other than the Class A-IO Notes) and Class M-1 Notes (after taking into account the payment of the sum of the Senior Principal Distribution Amount and the Class M-1 Principal Distribution Amount for that Payment Date) and (2) the note balance of the Class M-2 Notes immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date and (y) the excess of the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, over the Reserve Amount Floor.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class M-3 Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate note balance of the Class A Notes (other than the Class A-IO Notes), the Class M-1 Notes Principal Distribution Amount and Class M-2 Notes (after taking into account the payment of the sum of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount for that Payment Date) and (2) the note balance of the Class M-3 Notes immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate pool balance of the Home Loans after giving affect to distributions to be made on that Payment Date and (y) the excess of the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, over the Reserve Amount Floor.

B Component Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate of the note balance's of the Class A Notes (other than the Class A-IO Notes), other than the Class A-IO Notes, the Class M-1, Class M-2 and Class M-3 Notes (after taking into account the payment of the sum of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

3 Principal Distribution Amount for that Payment Date) and (2) the Component Principal Balance of the B Component immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate pool balance of the Home Loans after giving affect to distributions to be made on that Payment Date and (y) the excess of the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, over the Reserve Amount Floor.

Stepdown Date: The later to occur of (x) the Payment Date in July 2006 (i.e., the 37th Payment Date) and (y) the Payment Date on which the aggregate note balance of the Class A Notes is less than approximately 47% of the aggregate pool balance of the Home Loans, in each case after applying payments received in the related collection period.

Subordination Percentage: As to any class of Offered Notes and the B Component, the respective percentages set forth below:

Class A	47.00%
Class M-1	63.00%
Class M-2	76.50%
Class M-3	89.30%
B Component	96.00%

Reserve Amount Target: On any Payment Date prior to the Stepdown Date, an amount equal to 2.00% of the aggregate Cut-off Date pool balance. On or after the Stepdown Date, the Reserve Amount Target will be equal to the greater of: (a) 4.00% of the aggregate pool balance of the Home Loans after applying payments received in the related collection period and (b) the Reserve Amount Floor. However, any scheduled reduction to the Reserve Amount Target on or after the Stepdown Date as described above shall not be made on any Payment Date if a Trigger Event is in effect.

In addition, the Reserve Amount Target may be reduced with the prior consent of the Rating Agencies.

Reserve Amount Floor: An amount equal to [0.50]% of the aggregate pool balance of the Home Loans as of the Cut-off Date.

Outstanding Reserve Amount: With respect to any Payment Date, the amount, if any, by which the pool balance of the Home Loans, after applying payments received in the related collection period, exceeds the aggregate note balance of the Class A Notes (other than the Class A-IO Notes), and Class M Notes and the Component Principal

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

	Balance of the B Component on that Payment Date, after taking into account principal collections and liquidation loss amounts on that Payment Date.
Master Servicing Fee:	0.08% per annum, payable monthly. The fees of the Trustees will be paid by the Master Servicer.
Subservicing Fee:	0.50% per annum, payable monthly.
Advancing:	There will be no advancing of delinquent scheduled monthly payments of principal or interest on the Home Loans by the Master Servicer, the Subservicer, the Trustees or any other entity.
Liquidated Home Loan:	As to any Payment Date, any home loan which the master servicer has determined, based on the servicing procedures specified in the servicing agreement, as of the end of the preceding Collection Period, that all liquidation proceeds which it expects to recover in connection with the disposition of the related mortgaged property have been recovered. In addition, the master servicer will treat any Home Loan that is 180 days or more delinquent as having been fully liquidated.
Optional Redemption:	The Master Servicer may, at its option, effect an early redemption or termination of the Notes on the first Payment Date on which the aggregate pool balance declines to approximately 10% of the aggregate Cut-off Date pool balance (the "Call Date").
Minimum Denominations:	For the Class A Notes (other than the Class A-IO Notes) and Class M-1 Notes: $25,000 and integral multiples of $1 in excess thereof; For the Class M-2 Notes and Class M-3 Notes: $250,000 and integral multiples of $1 in excess thereof; For the Class A-IO Notes: $1,000,000 and integral multiples of $1 in excess thereof.
Form of Registration:	Book-Entry form, same day funds through DTC, Clearstream and Euroclear.
Tax Status:	For federal income tax purposes, the Offered Notes will be characterized as indebtedness of the Issuer.
ERISA Eligibility:	The Offered Notes may be eligible for purchase by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Offered Notes will not constitute "mortgage related securities" for purposes of SMMEA.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class A-1 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	3.52	1.32	1.05	0.90	0.80	0.72
Modified Duration (years)	3.45	1.32	1.06	0.90	0.80	0.73
First Principal Payment	07/25/2003	07/25/2003	07/25/2003	07/25/2003	07/25/2003	07/25/2003
Last Principal Payment	03/25/2010	12/25/2005	05/25/2005	01/25/2005	11/25/2004	09/25/2004
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	81	30	23	19	17	15
Illustrative Discount Margin @ Par	10.0	10.0	10.0	10.0	10.0	10.0

Class A-2 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	7.98	3.23	2.46	2.00	1.70	1.49
Modified Duration (years)	7.38	3.12	2.38	1.95	1.66	1.46
First Principal Payment	03/25/2010	12/25/2005	05/25/2005	01/25/2005	11/25/2004	09/25/2004
Last Principal Payment	08/25/2012	06/25/2007	06/25/2006	11/25/2005	07/25/2005	03/25/2005
Principal Lockout (months)	80	29	22	18	16	14
Principal Window (months)	30	19	14	11	9	7
Illustrative Yield @ Par (30/360)	1.74%	1.72%	1.71%	1.70%	1.69%	1.68%

Class A-3 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	10.30	4.92	3.73	3.00	2.51	2.17
Modified Duration (years)	9.16	4.63	3.55	2.88	2.42	2.10
First Principal Payment	08/25/2012	06/25/2007	06/25/2006	11/25/2005	07/25/2005	03/25/2005
Last Principal Payment	11/25/2014	05/25/2009	12/25/2007	01/25/2007	06/25/2006	01/25/2006
Principal Lockout (months)	109	47	35	28	24	20
Principal Window (months)	28	24	19	15	12	11
Illustrative Yield @ Par (30/360)	2.12%	2.11%	2.10%	2.09%	2.08%	2.07%

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Residential Funding Corporation

RFMS II 2003-HI2

Computational Materials: Preliminary Term Sheet *(Page 14)*

Class A-4 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	11.44	6.12	4.69	3.77	3.14	2.60
Modified Duration (years)	9.64	5.53	4.32	3.52	2.96	2.47
First Principal Payment	8/25/2012	06/25/2007	06/25/2006	11/25/2005	07/25/2005	03/25/2005
Last Principal Payment	02/25/2017	05/25/2012	06/25/2010	02/25/2009	02/25/2008	06/25/2007
Principal Lockout (months)	109	47	35	28	24	204
Principal Window (months)	55	60	49	40	32	28
Illustrative Yield @ Par (30/360)	2.81%	2.79%	2.78%	2.77%	2.76%	2.75%

Class A-5 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	14.92	10.55	8.54	7.00	5.85	4.99
Modified Duration (years)	11.18	8.53	7.16	6.03	5.15	4.46
First Principal Payment	02/25/2017	05/25/2012	06/25/2010	02/25/2009	02/25/2008	06/25/2007
Last Principal Payment	04/25/2021	11/25/2015	11/25/2013	02/25/2012	10/25/2010	09/25/2009
Principal Lockout (months)	163	106	83	67	55	47
Principal Window (months)	51	43	42	37	33	28
Illustrative Yield @ Par (30/360)	3.82%	3.81%	3.80%	3.80%	3.79%	3.78%

Class A-6 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	19.52	13.40	11.59	9.78	8.30	7.14
Modified Duration (years)	12.67	9.83	8.82	7.73	6.77	5.97
First Principal Payment	04/25/2021	11/25/2015	11/25/2013	02/25/2012	10/25/2010	09/25/2009
Last Principal Payment	04/25/2023	01/25/2017	04/25/2015	06/25/2013	12/25/2011	10/25/2010
Principal Lockout (months)	213	148	124	103	87	74
Principal Window (months)	25	15	18	17	15	14
Illustrative Yield @ Par (30/360)	4.58%	4.57%	4.57%	4.56%	4.56%	4.55%

Class A-6 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	21.39	15.51	13.41	11.58	10.03	8.75
Modified Duration (years)	13.37	10.82	9.77	8.76	7.83	7.01
First Principal Payment	04/25/2021	11/25/2015	11/25/2013	02/25/2012	10/25/2010	09/25/2009
Last Principal Payment	02/25/2028	09/25/2026	06/25/2024	09/25/2021	01/25/2019	07/25/2017
Principal Lockout (months)	213	148	124	103	87	74
Principal Window (months)	83	131	128	116	100	95
Illustrative Yield @ Par (30/360)	4.61%	4.62%	4.62%	4.63%	4.63%	4.63%

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class M-1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	15.41	10.21	8.38	6.92	5.81	5.09
Modified Duration (years)	10.77	7.91	6.74	5.74	4.94	4.41
First Principal Payment	11/25/2014	05/25/2009	12/25/2007	02/25/2007	07/25/2006	10/25/2006
Last Principal Payment	04/25/2023	01/25/2017	04/25/2015	06/25/2013	12/25/2011	10/25/2010
Principal Lockout (months)	136	70	53	43	36	39
Principal Window (months)	102	93	89	77	66	49
Illustrative Yield @ Par (30/360)	4.57%	4.56%	4.55%	4.54%	4.53%	4.52%

Class M-1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	15.96	10.80	8.89	7.42	6.30	5.54
Modified Duration (years)	10.98	8.20	7.01	6.03	5.25	4.71
First Principal Payment	11/25/2014	05/25/2009	12/25/2007	02/25/2007	07/25/2006	10/25/2006
Last Principal Payment	12/25/2027	06/25/2025	07/25/2022	08/25/2019	10/25/2017	06/25/2016
Principal Lockout (months)	136	70	53	43	36	39
Principal Window (months)	158	194	176	151	136	117
Illustrative Yield @ Par (30/360)	4.57%	4.57%	4.57%	4.57%	4.56%	4.56%

Class M-2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	15.41	10.21	8.38	6.92	5.81	5.04
Modified Duration (years)	10.54	7.78	6.64	5.67	4.89	4.33
First Principal Payment	11/25/2014	05/25/2009	12/25/2007	02/25/2007	07/25/2006	08/25/2006
Last Principal Payment	04/25/2023	01/25/2017	04/25/2015	06/25/2013	12/25/2011	10/25/2010
Principal Lockout (months)	136	70	53	43	36	37
Principal Window (months)	102	93	89	77	66	51
Illustrative Yield @ Par (30/360)	4.87%	4.86%	4.85%	4.84%	4.83%	4.82%

Class M-2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	15.95	10.76	8.85	7.39	6.28	5.47
Modified Duration (years)	10.73	8.05	6.89	5.94	5.18	4.61
First Principal Payment	11/25/2014	05/25/2009	12/25/2007	02/25/2007	07/25/2006	08/25/2006
Last Principal Payment	10/25/2027	05/25/2024	04/25/2021	04/25/2018	02/25/2017	09/25/2015
Principal Lockout (months)	136	70	53	43	36	37
Principal Window (months)	156	181	161	135	128	110
Illustrative Yield @ Par (30/360)	4.88%	4.87%	4.87%	4.87%	4.86%	4.86%

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class M-3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	15.41	10.21	8.38	6.92	5.81	5.02
Modified Duration (years)	9.81	7.39	6.35	5.45	4.73	4.19
First Principal Payment	11/25/2014	05/25/2009	12/25/2007	02/25/2007	07/25/2006	07/25/2006
Last Principal Payment	04/25/2023	01/25/2017	04/25/2015	06/25/2013	12/25/2011	10/25/2010
Principal Lockout (months)	136	70	53	43	36	36
Principal Window (months)	102	93	89	77	66	52
Illustrative Yield @ Par (30/360)	5.88%	5.87%	5.86%	5.85%	5.84%	5.83%

Class M-3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	15.92	10.66	8.75	7.33	6.22	5.39
Modified Duration (years)	9.96	7.57	6.52	5.67	4.96	4.41
First Principal Payment	11/25/2014	05/25/2009	12/25/2007	02/25/2007	07/25/2006	07/25/2006
Last Principal Payment	06/25/2027	10/25/2022	07/25/2019	08/25/2017	03/25/2016	09/25/2014
Principal Lockout (months)	136	70	53	43	36	36
Principal Window (months)	152	162	140	127	117	99
Illustrative Yield @ Par (30/360)	5.89%	5.88%	5.87%	5.87%	5.87%	5.86%

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

	Summary Statistics	Minimum	Maximum
Number of Loans:	6,070		
Aggregate Current Principal Balance:	$247,671,359	$2,929	$99,943
Average Current Principal Balance:	$40,803		
Aggregate Original Principal Balance:	$248,819,175	$10,000	$100,000
Average Original Principal Balance:	$40,992		
Weighted Average Gross Loan Rate:	11.4331%	6.000%	14.860%
Weighted Average Original Term:	208	60	301
Weighted Average Remaining Term:	206	57	300
Weighted Average Combined LTV:	118.08%	27.00%	126.00%
Weighted Average FICO Score:	697	640	803
Weighted Average Borrower DTI:	39.61%	7.00%	50.00%
Balloon Loans (% of Total):	0.07%		
Weighted Average Junior Mortgage Ratio:	26.76%		
Lien Position (1st/2nd):	0.03% / 99.97%		
Geographic Distribution:			
Ohio:	6.98%		
Pennsylvania:	6.52%		
Florida:	6.31%		
Indiana:	6.20%		
Virginia:	4.63%		

Credit Scores as of the Date of Origination

Range of Credit Scores as of the Date of Origination	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA LTV (%)	Average Principal Balance ($)
640 - 659	429	13,619,394	5.50	115.87	31,747
660 - 679	1,596	61,312,113	24.76	118.35	38,416
680 - 699	1,524	64,605,117	26.09	118.31	42,392
700 - 719	1,239	53,212,490	21.49	118.53	42,948
720 - 739	749	32,482,173	13.12	118.01	43,367
740 - 759	357	14,983,558	6.05	117.54	41,971
760 - 779	145	6,070,662	2.45	116.55	41,867
780 - 799	27	1,244,222	0.50	115.65	46,082
800 or Greater	4	141,630	0.06	109.48	35,407
Total:	**6,070**	**247,671,359**	**100.00**	**118.08**	**40,803**

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Loan Rates

Range of Loan Rates (%)	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
5.501 - 6.000	3	117,952	0.05	696	123.00	39,317
6.501 - 7.000	1	17,700	0.01	747	77.00	17,700
7.001 - 7.500	3	77,096	0.03	735	90.82	25,699
7.501 - 8.000	12	291,912	0.12	718	92.22	24,326
8.001 - 8.500	19	652,694	0.26	724	105.68	34,352
8.501 - 9.000	119	5,663,045	2.29	728	113.84	47,589
9.001 - 9.500	162	7,665,821	3.10	723	114.59	47,320
9.501 - 10.000	417	18,933,314	7.64	718	116.94	45,404
10.001 - 10.500	510	22,216,367	8.97	713	118.11	43,562
10.501 - 11.000	963	42,438,471	17.13	712	118.78	44,069
11.001 - 11.500	910	37,874,881	15.29	701	119.00	41,621
11.501 - 12.000	923	37,809,333	15.27	692	118.62	40,964
12.001 - 12.500	795	30,614,304	12.36	680	118.62	38,509
12.501 - 13.000	569	20,469,391	8.26	673	117.92	35,974
13.001 - 13.500	318	11,052,647	4.46	669	117.78	34,757
13.501 - 14.000	285	9,716,188	3.92	666	117.75	34,092
14.001 - 14.500	56	1,911,668	0.77	660	117.19	34,137
14.501 - 15.000	5	148,572	0.06	662	119.64	29,714
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

Original Home Loan Principal Balance

Range of Original Home Loan Principal Balance	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 25,000.00	770	16,764,511	6.77	695	115.09	21,772
25,000.01 - 50,000.00	4,102	155,746,862	62.88	691	118.06	37,969
50,000.01 - 75,000.00	1,156	71,414,008	28.83	708	118.86	61,777
75,000.01 - 100,000.00	42	3,745,977	1.51	738	117.66	89,190
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Combined LTV Ratio

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Range of Combined LTV Ratios (%) *	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	Average Principal Balance ($)
20.01 – 30.00	1	49,968	0.02	739	49,968
30.01 – 40.00	1	34,710	0.01	694	34,710
40.01 – 50.00	1	21,888	0.01	761	21,888
50.01 – 60.00	2	174,216	0.07	740	87,108
60.01 – 70.00	5	131,302	0.05	712	26,260
70.01 – 75.00	7	218,327	0.09	717	31,190
75.01 – 80.00	15	428,833	0.17	719	28,589
80.01 – 85.00	9	360,101	0.15	723	40,011
85.01 – 90.00	17	449,585	0.18	721	26,446
90.01 – 95.00	37	1,117,346	0.45	707	30,199
95.01 – 100.00	150	4,334,884	1.75	707	28,899
100.01 – 105.00	259	9,655,148	3.90	692	37,279
105.01 – 110.00	589	23,738,398	9.58	694	40,303
110.01 – 115.00	848	34,160,150	13.79	696	40,283
115.01 – 120.00	1,192	50,704,413	20.47	696	42,537
120.01 – 125.00	2,934	122,020,917	49.27	698	41,589
125.01 – 130.00	3	71,174	0.03	699	23,725
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**40,803**

* - CLTV measure used for 2nd lien mortgages for purposes of computation.

Junior Ratios

Range of Junior Ratios (%) *	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
5.01 - 10.00	36	732,982	0.30	696	108.75	20,361
10.01 - 15.00	353	10,153,083	4.10	690	111.33	28,762
15.01 - 20.00	1,437	49,759,146	20.10	693	117.72	34,627
20.01 - 25.00	1,513	59,178,322	23.90	693	118.15	39,113
25.01 - 30.00	1,219	52,858,133	21.35	697	118.69	43,362
30.01 - 40.00	1,174	57,265,119	23.13	704	119.20	48,778
40.01 - 50.00	276	14,380,588	5.81	704	118.77	52,104
50.01 - 60.00	40	2,086,982	0.84	716	115.66	52,175
60.01 - 70.00	14	740,938	0.30	717	116.83	52,924
70.01 - 80.00	4	244,817	0.10	702	116.76	61,204
80.01 - 90.00	1	53,252	0.02	707	125.00	53,252
90.01 - 100.00	2	149,246	0.06	742	45.63	74,623
Total:	**6,069**	**247,602,609**	**100.00**	**697**	**118.08**	**40,798**

* - Excludes home loans secured by first liens.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Original Term to Maturity

Range of Months Original Term to Maturity	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1 - 96	14	439,402	0.18	709	112.96	31,386

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

97 - 120	222	8,193,747	3.31	703	116.73	36,909
121 - 144	1	39,009	0.02	699	123.00	39,009
157 - 168	2	85,286	0.03	683	122.95	42,643
169 - 180	4,096	165,656,726	66.89	698	118.08	40,444
181 - 288	575	21,999,349	8.88	692	118.07	38,260
289 - 300	1,159	51,218,068	20.68	694	118.36	44,192
301 and Over	1	39,772	0.02	696	111.00	39,772
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

Remaining Term to States Maturity

Range of Months Remaining to Stated Maturity	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1 - 96	14	439,402	0.18	709	112.96	31,386
109 - 120	234	8,436,312	3.41	703	115.71	36,053
121 - 144	1	39,009	0.02	699	123.00	39,009
145 - 156	1	58,286	0.02	681	122.00	58,286
157 - 168	9	324,816	0.13	691	117.88	36,091
169 - 180	4,081	165,337,513	66.76	698	118.14	40,514
181 - 288	574	22,022,153	8.89	692	118.03	38,366
289 - 300	1,156	51,013,869	20.60	694	118.36	44,130
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

Year of Origination

Year of Origination	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1997	12	242,566	0.10	731	81.32	20,214
1999	1	72,989	0.03	725	122.00	72,989
2000	2	97,918	0.04	691	125.00	48,959
2001	1	28,600	0.01	736	112.00	28,600
2002	266	11,257,991	4.55	698	118.28	42,323
2003	5,788	235,971,295	95.28	697	118.11	40,769
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Geographic Distribution of Mortgage Properties

State *	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Ohio	439	17,290,424	6.98	697	119.92	39,386
Pennsylvania	393	16,148,987	6.52	703	118.60	41,092
Florida	379	15,631,137	6.31	693	117.91	41,243
Indiana	417	15,353,667	6.20	698	119.03	36,819
Virginia	271	11,472,102	4.63	698	115.88	42,332
California	237	11,193,485	4.52	698	115.55	47,230
Michigan	238	9,722,522	3.93	694	118.13	40,851
Maryland	213	9,648,605	3.90	703	115.96	45,299

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Arizona	237	9,633,311	3.89	693	117.86	40,647
Missouri	236	8,759,225	3.54	694	118.26	37,115
North Carolina	209	8,547,984	3.45	702	119.51	40,899
Colorado	186	8,357,032	3.37	696	116.80	44,930
Washington	159	7,537,037	3.04	702	116.98	47,403
Kansas	186	6,850,326	2.77	697	119.46	36,830
Utah	154	6,402,025	2.58	699	116.81	41,572
Kentucky	162	6,048,595	2.44	698	119.80	37,337
Alabama	158	5,980,723	2.41	690	117.66	37,853
Wisconsin	138	5,734,419	2.32	696	119.96	41,554
Minnesota	117	5,451,444	2.20	699	117.33	46,594
Oklahoma	136	5,091,702	2.06	696	117.49	37,439
Nebraska	131	4,997,461	2.02	703	120.94	38,149
Other	1,274	51,819,147	20.92	695	118.13	40,674
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

* - The reference to "Other" in the preceding table includes states and the District of Columbia that contain mortgage properties for less than 2% of the home loans.

Mortgaged Property Type

Property Type	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Single Family Residence	5,501	224,325,399	90.57	697	118.13	40,779
PUD Detached	309	13,779,250	5.56	698	117.36	44,593
Condominium	141	4,902,486	1.98	690	118.94	34,769
PUD Attached	46	1,938,630	0.78	693	117.14	42,144
Townhouse/Row house Attached	49	1,798,915	0.73	695	117.98	36,713
Multifamily (2-4 units)	19	755,781	0.31	701	116.93	39,778
Modular	3	102,305	0.04	705	107.36	34,102
Townhouse/Row house Detached	1	39,455	0.02	684	121.00	39,455
Two-to-four Family Units	1	29,138	0.01	659	101.00	29,138
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Loan Purpose

Loan Purpose	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Debt Consolidation	4,995	204,925,293	82.74	696	118.38	41,026
Cash	552	20,980,061	8.47	704	116.44	38,007
Rate/Term Refinance	347	14,613,465	5.90	699	116.82	42,114
Convenience	84	3,392,474	1.37	687	117.98	40,387
Other	40	1,548,466	0.63	714	116.54	38,712
Home Improvement	30	1,362,091	0.55	722	112.98	45,403
Home Imp/Debt consol	11	443,341	0.18	706	120.02	40,304
Asset Acquisition	8	264,313	0.11	707	118.87	33,039
Education	3	141,854	0.06	722	117.09	47,285
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

Prepayment Penalty Terms

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Prepayment Penalty Terms	Number of Home Loans	Cut-off Date Balance	Percentage of Home Loans by Cut-off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
None	3,738	152,142,641	61.43	699	118.10	40,702
12 Months	21	892,562	0.36	690	118.63	42,503
24 Months	6	298,044	0.12	695	117.44	49,674
36 Months	2,293	93,916,043	37.92	695	118.03	40,958
60 Months	8	258,668	0.10	694	119.53	32,333
Other	4	163,401	0.07	693	123.12	40,850
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

Lien Priority

Lien Priority	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
First Lien	1	68,750	0.03	701	125.00	68,750
Second Lien	6,069	247,602,609	99.97	697	118.08	40,798
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Debt-to-Income Ratios as of the date of Origination

Range of Debt-to-Income Ratios as of the Date of Origination (%)	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
5.1 - 10.0	2	85,584	0.03	707	109.55	42,792
10.1 - 15.0	3	157,788	0.06	747	118.23	52,596
15.1 - 20.0	37	1,385,518	0.56	708	111.95	37,446
20.1 - 25.0	194	6,859,888	2.77	700	116.73	35,360
25.1 - 30.0	514	19,694,231	7.95	702	117.47	38,316
30.1 - 35.0	1,013	39,310,941	15.87	699	117.50	38,806
35.1 - 40.0	1,372	55,076,550	22.24	696	118.22	40,143
40.1 - 45.0	1,886	75,539,847	30.50	696	118.28	40,053
45.1 - 50.0	1,049	49,561,011	20.01	696	118.71	47,246
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

Residual Income as of the Date of Origination

Range of Residual Income as of the Date of Origination	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off	WA FICO	WA LTV (%)	Average Principal Balance ($)

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Residential Funding Corporation

RFMS II 2003-HI2

Computational Materials: Preliminary Term Sheet *(Page 23)*

Date Balance						
Less than 1,500.00	2	72,122	0.03	720	114.15	36,061
1,500.00 - 1,999.00	337	10,881,525	4.39	705	116.78	32,289
1,999.01 - 2,999.00	1,690	63,030,658	25.45	698	118.63	37,296
2,999.01 - 3,999.00	2,183	88,544,929	35.75	695	118.31	40,561
3,999.01 - 4,999.00	1,022	44,461,729	17.95	698	118.21	43,505
4,999.01 - 5,999.00	459	21,361,785	8.63	700	117.59	46,540
5,999.01 or Greater	377	19,318,610	7.80	698	116.28	51,243
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

New Issue Computational Materials

$241,625,000
Home Loan-Backed Notes,
Series 2003-HI2

Residential Funding Mortgage Securities II, Inc.
Depositor

Home Loan Trust 2003-HI2
Issuer

Residential Funding Corporation
Seller and Master Servicer

GMAC RFC Securities
as Underwriter

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

June 16, 2003

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Issuer:	Home Loan Trust 2003-HI2
Depositor:	Residential Funding Mortgage Securities II, Inc.
Seller:	Residential Funding Corporation
Underwriter:	Lead Manager: Residential Funding Securities Corporation Co-Manager: Bear, Stearns & Co. Inc.
Master Servicer:	Residential Funding Corporation (the "Master Servicer" or "RFC").
Initial Subservicer:	HomeComings Financial Network, Inc. ("HomeComings"), an affiliate of the Depositor.
Indenture Trustee:	JPMorgan Chase Bank
Owner Trustee:	Wilmington Trust Company
The Notes:	Home Loan Trust 2003-HI2 will issue 11 classes of Home Loan-Backed Notes, namely: the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class A-7 and Class A-IO Notes (collectively, the "Class A Notes"); and the Class M-1, Class M-2 and Class M-3 Notes (collectively, the "Class M Notes" and together with Class A Notes, the "Offered Notes"). In addition, the beneficial ownership interest in the trust will be represented by one class of Certificates which will consist of two components, the "B Component" and the "Residual Component." **The Class A Notes and the Class M Notes will be offered by the Prospectus; the Certificates will not be publicly offered.**

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Characteristics of the Notes (a), (b), (c)

Offered Notes	Original Principal Balance	Percent of Pool Balance	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Maturity Date	Ratings (Moody's/S&P)
Class A-1	$60,114,000	24.05%	Floating (d)	0.90	0	1 - 19	08/25/2010	Aaa / AAA
Class A-2	32,130,000	12.85%	Fixed	2.00	18	19 - 29	11/25/2012	Aaa / AAA
Class A-3	37,453,000	14.98%	Fixed	3.00	28	29 - 43	05/25/2015	Aaa / AAA
Class A-4	9,817,000	3.93%	Fixed	4.00	42	43 - 53	05/25/2016	Aaa / AAA
Class A-5	12,179,000	4.87%	Fixed	5.00	52	53 - 68	05/25/2017	Aaa / AAA
Class A-6	19,810,000	7.92%	Fixed	7.00	67	68 - 104	10/25/2021	Aaa / AAA
Class A-7	17,247,000	6.90%	Fixed (e)	9.78	103	104 - 120	07/25/2028	Aaa / AAA
Class A-IO	(f)		(g)	1.16 (h)	n/a	n/a	12/25/2005	Aaa / AAA
Class M-1	20,000,000	8.00%	Fixed (e)	6.92	43	44 - 120	07/25/2028	Aa2 / AA
Class M-2	16,875,000	6.75%	Fixed (e)	6.92	43	44 - 120	07/25/2028	A2 / A
Class M-3	16,000,000	6.40%	Fixed (e)	6.92	43	44 - 120	07/25/2028	Baa2 / BBB
B Component (i)	8,375,000	3.35%	Fixed	6.91	43	44 - 120	07/25/2028	Ba2 / BB

Notes:

(a) 100% Prepayment Assumption: 2.0% CPR in month 1 of the Home Loans, and an additional 1.071% per annum in each month thereafter until month 15. On and after month 15, 17.0% CPR.

(b) Transaction priced to a 10% clean-up call.

(c) The principal balance of each Class of Notes and Certificates is subject to a 5% variance.

(d) The lesser of (a) One-Month LIBOR + 0.__% per annum and (b) 8.00% per annum.

(e) If the 10% clean-up call is not exercised, the Note Rate applicable to the Class A-7 Notes, Class M-1 Notes, Class M-2 Notes and Class M-3 Notes will increase by 0.50% on the second Payment Date after the first possible call date.

(f) The Class A-IO Notes will not have a principal balance. For the purposes of calculating interest payments, interest will accrue on a Notional Amount equal to $12,500,000 from the July 2003 Payment Date through the December 2005 Payment Date; and thereafter, $0.

(g) The note rate for the Class A-IO Notes will be (i) 11.00% per annum for the July 2003 through June 2004 Payment Dates; (ii) 10.00% per annum for the July 2004 through June 2005 Payment Dates; and (iii) 7.00% per annum for the July 2005 through December 2005 Payment Dates. The Class A-IO Notes will only be entitled to interest for the first 30 Payment Dates.

(h) Duration.

(i) The B Component is not offered hereby.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

The Assets of the Trust: The assets of the Trust will include a pool of conventional, closed-end, primarily second-lien, fixed-rate home loans (the "Home Loans"), the proceeds of which will be used primarily for debt consolidation and/or cash out refinancing. The Home Loans will be secured by mortgages, deeds of trust or other similar security instruments. Most of the Home Loans will have a combined loan-to-value ratio in excess of 100%.

Statistical Cut-off Date: As of June [4], 2003.

Cut-off Date: As of June 1, 2003.

Closing Date: On or about June 27, 2003.

Payment Date: The 25th of each month (or the next business day), commencing on July 2003.

Delay Days: The Offered Notes, other than the Class A-1 Notes, will have a payment delay of 24 days. With respect to the Class A-1 Notes, 0 days.

Note Rate: Interest will accrue on all of the Offered Notes, other than the Class A-1 Notes, at a fixed rate during the month prior to the month of the related Payment Date on a 30/360-day basis.

The coupon on the Class A-1 Notes will be equal to the lesser of (a) One-Month LIBOR + 0.__% per annum and (b) 8.00% per annum, payable monthly.

With respect to any Payment Date, the Class A-1 Notes will be entitled to interest accrued from and including the preceding Payment Date (or from and including the Closing Date in the case of the first Payment Date) to and including the day prior to the then current Payment Date (the "Class A-1 Accrual Period") at the Class A-1 Note Rate on the aggregate principal balance of the Class A-1 Notes on an actual/360-day basis.

The Note Rate applicable to the Class A-7 Notes, Class M-1 Notes, Class M-2 Notes and Class M-3 Notes will increase by 0.50% on the second Payment Date after the first possible Call Date.

With respect to any Payment Date, the Class A-IO Notes will be entitled to interest at a rate equal to (i) 11.00% per annum for the July 2003 through June 2004 Payment Dates; (ii) 10.00% per annum for the July 2004 through June 2005 Payment Dates; and (iii) 7.00% per annum for the July 2005 through December 2005 Payment Dates.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Credit Enhancement:

Credit enhancement for the benefit of the Notes will be as follows:

Initial Subordination (% Orig.):
[24.50]% for the Class A Notes;
[16.50]% for the Class M-1 Notes;
[9.75]% for the Class M-2 Notes;
[3.35]% for the Class M-3 Notes; and
[0.00]% for the B Component.

Overcollateralization ("OC"):

Initial (% Orig.)	0.00%
OC Target (% Orig.)	2.00%
OC Target After Step-Down (% Curr.)	4.00%
OC Floor (% Orig.)	0.50%

Excess Spread:
Excess spread will be available to build OC starting on the December 2003 Payment Date (ie, 5-month spread holiday). Excess spread (before losses) is initially expected to equal approximately [7.24]% per annum.

Notional Amount:

With respect to the Class A-IO Notes and any Payment Date occurring from the July 2003 Payment Date through the December 2005 Payment Date, $12,500,000; and thereafter, $0.

Priority of Distributions:

On each Payment Date, amounts available for distribution will be allocated in the following order of priority:

Interest

1. To pay accrued and unpaid interest, on the Class A Notes pro rata;
2. To pay accrued and unpaid interest, sequentially, on the Class M-1 Notes, the Class M-2 Notes, the Class M-3 Notes and the B Component, in that order.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Principal

1. To pay as principal on the Class A Notes (other than the Class A-IO Notes) an amount equal to the Senior Principal Distribution Amount;
2. To pay as principal on the Class M-1 Notes, an amount equal to the Class M-1 Principal Distribution Amount;
3. To pay as principal on the Class M-2 Notes, an amount equal to the Class M-2 Principal Distribution Amount;
4. To pay as principal on the Class M-3 Notes, an amount equal to the Class M-3 Principal Distribution Amount; and
5. To pay as principal on the B Component, an amount equal to the B Component Principal Distribution Amount.

Net Monthly Excess Cash Flow

1. To pay as principal to the Offered Notes (other than the Class A-IO Notes) and the B Component, an amount necessary to cover Liquidation Loss Amounts on the related Home Loans;
2. To pay as principal on the Offered Notes (other than the Class A-IO Notes) and the B Component, the amount necessary to cause the outstanding reserve amount to equal the Reserve Amount Target starting on and after the December 2003 Payment Date;
3. To the holders of the Residual Component, any remaining Excess Cash Flow.

Principal Distributions for the Notes:

The Class M Notes and B Component will not receive any principal payments prior to the Stepdown Date or on or after the Stepdown Date (so long as a Trigger Event is in effect), unless the aggregate note balance of the Class A Notes is equal to zero. On or after the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A Notes (other than the Class A-IO Notes), Class M Notes and B Component as described under the "Priority of Distributions."

Principal distributions with respect to the Class A Notes (other than the Class A-IO Notes) will be distributed to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-7 Notes, in that order, until paid in full.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Trigger Event:

A Trigger Event is in effect with respect to any Payment Date on or after the Stepdown Date if either:

1. The three-month average of the Sixty-Plus Delinquency Percentage, as determined as of that Payment Date and the immediately preceding two Payment Dates is greater than [5.00%]; or
2. For the 37th through the 48th Payment Dates, the aggregate amount of Liquidation Loss Amounts, other than Excess Loss Amounts, on the Home Loans since the Cut-off Date exceeds [10.00]% of the aggregate pool balance of the Home Loans as of the Cut-off Date; or
3. For the 49th through the 60th Payment Dates, the aggregate amount of Liquidation Loss Amounts, other than Excess Loss Amounts, on the Home Loans since the Cut-off Date exceeds [12.00]% of the aggregate pool balance of the Home Loans as of the Cut-off Date; or
4. For the 61st Payment Date and thereafter, the aggregate amount of Liquidation Loss Amounts, other than Excess Loss Amounts, on the Home Loans since the Cut-off Date exceeds [14.00]% of the aggregate pool balance of the Home Loans as of the Cut-off Date;

provided, however, that if the six-month average of the aggregate Liquidation Loss Amount, as determined for that Payment Date and the immediately preceding five Payment Dates, is less than 50% of the six-month average of the Net Monthly Excess Cash Flow, as determined for that Payment Date and the immediately preceding five Payment Dates, a Trigger Event shall not be deemed to be in effect.

Senior Principal Distribution Amount:

With respect to any Payment Date, (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Payment Date, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the Principal Distribution Amount for that Payment Date; and (II) the excess of (A) the aggregate note balance of the Class A Notes (other than the Class A-IO Notes) immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date and (y) the excess of the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, over the Reserve Amount Floor.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class M-1 Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate note balances of the Class A Notes (other than the Class A-IO Notes) (after taking into account the payment of the sum of the Senior Principal Distribution Amount for that Payment Date) and (2) the note balance of the Class M-1 Notes immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date and (y) the excess of the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, over the Reserve Amount Floor.

Class M-2 Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount and the Class M-1 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate note balance of the Class A Notes, (other than the Class A-IO Notes) and Class M-1 Notes (after taking into account the payment of the sum of the Senior Principal Distribution Amount and the Class M-1 Principal Distribution Amount for that Payment Date) and (2) the note balance of the Class M-2 Notes immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date and (y) the excess of the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, over the Reserve Amount Floor.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class M-3 Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate note balance of the Class A Notes (other than the Class A-IO Notes), the Class M-1 Notes Principal Distribution Amount and Class M-2 Notes (after taking into account the payment of the sum of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount for that Payment Date) and (2) the note balance of the Class M-3 Notes immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate pool balance of the Home Loans after giving affect to distributions to be made on that Payment Date and (y) the excess of the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, over the Reserve Amount Floor.

B Component Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate of the note balance's of the Class A Notes (other than the Class A-IO Notes), other than the Class A-IO Notes, the Class M-1, Class M-2 and Class M-3 Notes (after taking into account the payment of the sum of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

3 Principal Distribution Amount for that Payment Date) and (2) the Component Principal Balance of the B Component immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate pool balance of the Home Loans after giving affect to distributions to be made on that Payment Date and (y) the excess of the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, over the Reserve Amount Floor.

Stepdown Date: The later to occur of (x) the Payment Date in July 2006 (i.e., the 37th Payment Date) and (y) the Payment Date on which the aggregate note balance of the Class A Notes is less than approximately 47% of the aggregate pool balance of the Home Loans, in each case after applying payments received in the related collection period.

Subordination Percentage: As to any class of Offered Notes and the B Component, the respective percentages set forth below:

Class A	47.00%
Class M-1	63.00%
Class M-2	76.50%
Class M-3	89.30%
B Component	96.00%

Reserve Amount Target: On any Payment Date prior to the Stepdown Date, an amount equal to 2.00% of the aggregate Cut-off Date pool balance. On or after the Stepdown Date, the Reserve Amount Target will be equal to the greater of: (a) 4.00% of the aggregate pool balance of the Home Loans after applying payments received in the related collection period and (b) the Reserve Amount Floor. However, any scheduled reduction to the Reserve Amount Target on or after the Stepdown Date as described above shall not be made on any Payment Date if a Trigger Event is in effect.

In addition, the Reserve Amount Target may be reduced with the prior consent of the Rating Agencies.

Reserve Amount Floor: An amount equal to [0.50]% of the aggregate pool balance of the Home Loans as of the Cut-off Date.

Outstanding Reserve Amount: With respect to any Payment Date, the amount, if any, by which the pool balance of the Home Loans, after applying payments received in the related collection period, exceeds the aggregate note balance of the Class A Notes (other than the Class A-IO Notes), and Class M Notes and the Component Principal

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

	Balance of the B Component on that Payment Date, after taking into account principal collections and liquidation loss amounts on that Payment Date.
Master Servicing Fee:	0.08% per annum, payable monthly. The fees of the Trustees will be paid by the Master Servicer.
Subservicing Fee:	0.50% per annum, payable monthly.
Advancing:	There will be no advancing of delinquent scheduled monthly payments of principal or interest on the Home Loans by the Master Servicer, the Subservicer, the Trustees or any other entity.
Liquidated Home Loan:	As to any Payment Date, any home loan which the master servicer has determined, based on the servicing procedures specified in the servicing agreement, as of the end of the preceding Collection Period, that all liquidation proceeds which it expects to recover in connection with the disposition of the related mortgaged property have been recovered. In addition, the master servicer will treat any Home Loan that is 180 days or more delinquent as having been fully liquidated.
Optional Redemption:	The Master Servicer may, at its option, effect an early redemption or termination of the Notes on the first Payment Date on which the aggregate pool balance declines to approximately 10% of the aggregate Cut-off Date pool balance (the "Call Date").
Minimum Denominations:	For the Class A Notes (other than the Class A-IO Notes) and Class M-1 Notes: $25,000 and integral multiples of $1 in excess thereof; For the Class M-2 Notes and Class M-3 Notes: $250,000 and integral multiples of $1 in excess thereof; For the Class A-IO Notes: $1,000,000 and integral multiples of $1 in excess thereof.
Form of Registration:	Book-Entry form, same day funds through DTC, Clearstream and Euroclear.
Tax Status:	For federal income tax purposes, the Offered Notes will be characterized as indebtedness of the Issuer.
ERISA Eligibility:	The Offered Notes may be eligible for purchase by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Offered Notes will not constitute "mortgage related securities" for purposes of SMMEA.

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class A-1 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	3.52	1.32	1.05	0.90	0.80	0.72
Modified Duration (years)	3.45	1.32	1.06	0.90	0.80	0.73
First Principal Payment	07/25/2003	07/25/2003	07/25/2003	07/25/2003	07/25/2003	07/25/2003
Last Principal Payment	03/25/2010	12/25/2005	05/25/2005	01/25/2005	11/25/2004	09/25/2004
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	81	30	23	19	17	15
Illustrative Discount Margin @ Par	10.0	10.0	10.0	10.0	10.0	10.0

Class A-2 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	7.98	3.23	2.46	2.00	1.70	1.49
Modified Duration (years)	7.38	3.12	2.38	1.95	1.66	1.46
First Principal Payment	03/25/2010	12/25/2005	05/25/2005	01/25/2005	11/25/2004	09/25/2004
Last Principal Payment	08/25/2012	06/25/2007	06/25/2006	11/25/2005	07/25/2005	03/25/2005
Principal Lockout (months)	80	29	22	18	16	14
Principal Window (months)	30	19	14	11	9	7
Illustrative Yield @ Par (30/360)	1.74%	1.72%	1.71%	1.70%	1.69%	1.68%

Class A-3 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	10.30	4.92	3.73	3.00	2.51	2.17
Modified Duration (years)	9.16	4.63	3.55	2.88	2.42	2.10
First Principal Payment	08/25/2012	06/25/2007	06/25/2006	11/25/2005	07/25/2005	03/25/2005
Last Principal Payment	11/25/2014	05/25/2009	12/25/2007	01/25/2007	06/25/2006	01/25/2006
Principal Lockout (months)	109	47	35	28	24	20
Principal Window (months)	28	24	19	15	12	11
Illustrative Yield @ Par (30/360)	2.12%	2.11%	2.10%	2.09%	2.08%	2.07%

Class A-4 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	11.96	6.52	4.98	4.00	3.33	2.71
Modified Duration (years)	10.14	5.92	4.61	3.75	3.15	2.59
First Principal Payment	11/25/2014	05/25/2009	12/25/2007	01/25/2007	06/25/2006	01/25/2006
Last Principal Payment	12/25/2015	08/25/2010	12/25/2008	11/25/2007	02/25/2007	04/25/2006
Principal Lockout (months)	136	70	53	42	35	30
Principal Window (months)	14	16	13	11	9	4
Illustrative Yield @ Par (30/360)	2.63%	2.61%	2.61%	2.60%	2.59%	2.58%

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class A-5 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	13.10	7.99	6.21	5.00	4.16	3.29
Modified Duration (years)	10.63	6.98	5.57	4.57	3.85	3.08
First Principal Payment	12/25/2015	08/25/2010	12/25/2008	11/25/2007	02/25/2007	04/25/2006
Last Principal Payment	02/25/2017	05/25/2012	06/25/2010	02/25/2009	02/25/2008	06/25/2007
Principal Lockout (months)	149	85	65	52	43	33
Principal Window (months)	15	22	19	16	13	15
Illustrative Yield @ Par (30/360)	3.09%	3.08%	3.07%	3.06%	3.06%	3.04%

Class A-6 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	14.92	10.55	8.54	7.00	5.85	4.99
Modified Duration (years)	11.18	8.53	7.16	6.03	5.15	4.46
First Principal Payment	02/25/2017	05/25/2012	06/25/2010	02/25/2009	02/25/2008	06/25/2007
Last Principal Payment	04/25/2021	11/25/2015	11/25/2013	02/25/2012	10/25/2010	09/25/2009
Principal Lockout (months)	163	106	83	67	55	47
Principal Window (months)	51	43	42	37	33	28
Illustrative Yield @ Par (30/360)	3.82%	3.81%	3.80%	3.80%	3.79%	3.78%

Class A-7 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	19.52	13.40	11.59	9.78	8.30	7.14
Modified Duration (years)	12.67	9.83	8.82	7.73	6.77	5.97
First Principal Payment	04/25/2021	11/25/2015	11/25/2013	02/25/2012	10/25/2010	09/25/2009
Last Principal Payment	04/25/2023	01/25/2017	04/25/2015	06/25/2013	12/25/2011	10/25/2010
Principal Lockout (months)	213	148	124	103	87	74
Principal Window (months)	25	15	18	17	15	14
Illustrative Yield @ Par (30/360)	4.58%	4.57%	4.57%	4.56%	4.56%	4.55%

Class A-7 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	21.39	15.51	13.41	11.58	10.03	8.75
Modified Duration (years)	13.37	10.82	9.77	8.76	7.83	7.01
First Principal Payment	04/25/2021	11/25/2015	11/25/2013	02/25/2012	10/25/2010	09/25/2009
Last Principal Payment	02/25/2028	09/25/2026	06/25/2024	09/25/2021	01/25/2019	07/25/2017
Principal Lockout (months)	213	148	124	103	87	74
Principal Window (months)	83	131	128	116	100	95
Illustrative Yield @ Par (30/360)	4.61%	4.62%	4.62%	4.63%	4.63%	4.63%

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class M-1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	15.41	10.21	8.38	6.92	5.81	5.09
Modified Duration (years)	10.77	7.91	6.74	5.74	4.94	4.41
First Principal Payment	11/25/2014	05/25/2009	12/25/2007	02/25/2007	07/25/2006	10/25/2006
Last Principal Payment	04/25/2023	01/25/2017	04/25/2015	06/25/2013	12/25/2011	10/25/2010
Principal Lockout (months)	136	70	53	43	36	39
Principal Window (months)	102	93	89	77	66	49
Illustrative Yield @ Par (30/360)	4.57%	4.56%	4.55%	4.54%	4.53%	4.52%

Class M-1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	15.96	10.80	8.89	7.42	6.30	5.54
Modified Duration (years)	10.98	8.20	7.01	6.03	5.25	4.71
First Principal Payment	11/25/2014	05/25/2009	12/25/2007	02/25/2007	07/25/2006	10/25/2006
Last Principal Payment	12/25/2027	06/25/2025	07/25/2022	08/25/2019	10/25/2017	06/25/2016
Principal Lockout (months)	136	70	53	43	36	39
Principal Window (months)	158	194	176	151	136	117
Illustrative Yield @ Par (30/360)	4.57%	4.57%	4.57%	4.57%	4.56%	4.56%

Class M-2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	15.41	10.21	8.38	6.92	5.81	5.04
Modified Duration (years)	10.54	7.78	6.64	5.67	4.89	4.33
First Principal Payment	11/25/2014	05/25/2009	12/25/2007	02/25/2007	07/25/2006	08/25/2006
Last Principal Payment	04/25/2023	01/25/2017	04/25/2015	06/25/2013	12/25/2011	10/25/2010
Principal Lockout (months)	136	70	53	43	36	37
Principal Window (months)	102	93	89	77	66	51
Illustrative Yield @ Par (30/360)	4.87%	4.86%	4.85%	4.84%	4.83%	4.82%

Class M-2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	15.95	10.76	8.85	7.39	6.28	5.47
Modified Duration (years)	10.73	8.05	6.89	5.94	5.18	4.61
First Principal Payment	11/25/2014	05/25/2009	12/25/2007	02/25/2007	07/25/2006	08/25/2006
Last Principal Payment	10/25/2027	05/25/2024	04/25/2021	04/25/2018	02/25/2017	09/25/2015
Principal Lockout (months)	136	70	53	43	36	37
Principal Window (months)	156	181	161	135	128	110
Illustrative Yield @ Par (30/360)	4.88%	4.87%	4.87%	4.87%	4.86%	4.86%

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class M-3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	15.41	10.21	8.38	6.92	5.81	5.02
Modified Duration (years)	9.81	7.39	6.35	5.45	4.73	4.19
First Principal Payment	11/25/2014	05/25/2009	12/25/2007	02/25/2007	07/25/2006	07/25/2006
Last Principal Payment	04/25/2023	01/25/2017	04/25/2015	06/25/2013	12/25/2011	10/25/2010
Principal Lockout (months)	136	70	53	43	36	36
Principal Window (months)	102	93	89	77	66	52
Illustrative Yield @ Par (30/360)	5.88%	5.87%	5.86%	5.85%	5.84%	5.83%

Class M-3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	15.92	10.66	8.75	7.33	6.22	5.39
Modified Duration (years)	9.96	7.57	6.52	5.67	4.96	4.41
First Principal Payment	11/25/2014	05/25/2009	12/25/2007	02/25/2007	07/25/2006	07/25/2006
Last Principal Payment	06/25/2027	10/25/2022	07/25/2019	08/25/2017	03/25/2016	09/25/2014
Principal Lockout (months)	136	70	53	43	36	36
Principal Window (months)	152	162	140	127	117	99
Illustrative Yield @ Par (30/360)	5.89%	5.88%	5.87%	5.87%	5.87%	5.86%

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

	Summary Statistics	Minimum	Maximum
Number of Loans:	6,070		
Aggregate Current Principal Balance:	$247,671,359	$2,929	$99,943
Average Current Principal Balance:	$40,803		
Aggregate Original Principal Balance:	$248,819,175	$10,000	$100,000
Average Original Principal Balance:	$40,992		
Weighted Average Gross Loan Rate:	11.4331%	6.000%	14.860%
Weighted Average Original Term:	208	60	301
Weighted Average Remaining Term:	206	57	300
Weighted Average Combined LTV:	118.08%	27.00%	126.00%
Weighted Average FICO Score:	697	640	803
Weighted Average Borrower DTI:	39.61%	7.00%	50.00%
Balloon Loans (% of Total):	0.07%		
Weighted Average Junior Mortgage Ratio:	26.76%		
Lien Position (1st/2nd):	0.03% / 99.97%		
Geographic Distribution:			
Ohio:	6.98%		
Pennsylvania:	6.52%		
Florida:	6.31%		
Indiana:	6.20%		
Virginia:	4.63%		

Credit Scores as of the Date of Origination

Range of Credit Scores as of the Date of Origination	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA LTV (%)	Average Principal Balance ($)
640 - 659	429	13,619,394	5.50	115.87	31,747
660 - 679	1,596	61,312,113	24.76	118.35	38,416
680 - 699	1,524	64,605,117	26.09	118.31	42,392
700 - 719	1,239	53,212,490	21.49	118.53	42,948
720 - 739	749	32,482,173	13.12	118.01	43,367
740 - 759	357	14,983,558	6.05	117.54	41,971
760 - 779	145	6,070,662	2.45	116.55	41,867
780 - 799	27	1,244,222	0.50	115.65	46,082
800 or Greater	4	141,630	0.06	109.48	35,407
Total:	**6,070**	**247,671,359**	**100.00**	**118.08**	**40,803**

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Loan Rates

Range of Loan Rates (%)	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
5.501 - 6.000	3	117,952	0.05	696	123.00	39,317
6.501 - 7.000	1	17,700	0.01	747	77.00	17,700
7.001 - 7.500	3	77,096	0.03	735	90.82	25,699
7.501 - 8.000	12	291,912	0.12	718	92.22	24,326
8.001 - 8.500	19	652,694	0.26	724	105.68	34,352
8.501 - 9.000	119	5,663,045	2.29	728	113.84	47,589
9.001 - 9.500	162	7,665,821	3.10	723	114.59	47,320
9.501 - 10.000	417	18,933,314	7.64	718	116.94	45,404
10.001 - 10.500	510	22,216,367	8.97	713	118.11	43,562
10.501 - 11.000	963	42,438,471	17.13	712	118.78	44,069
11.001 - 11.500	910	37,874,881	15.29	701	119.00	41,621
11.501 - 12.000	923	37,809,333	15.27	692	118.62	40,964
12.001 - 12.500	795	30,614,304	12.36	680	118.62	38,509
12.501 - 13.000	569	20,469,391	8.26	673	117.92	35,974
13.001 - 13.500	318	11,052,647	4.46	669	117.78	34,757
13.501 - 14.000	285	9,716,188	3.92	666	117.75	34,092
14.001 - 14.500	56	1,911,668	0.77	660	117.19	34,137
14.501 - 15.000	5	148,572	0.06	662	119.64	29,714
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

Original Home Loan Principal Balance

Range of Original Home Loan Principal Balance	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 25,000.00	770	16,764,511	6.77	695	115.09	21,772
25,000.01 - 50,000.00	4,102	155,746,862	62.88	691	118.06	37,969
50,000.01 - 75,000.00	1,156	71,414,008	28.83	708	118.86	61,777
75,000.01 - 100,000.00	42	3,745,977	1.51	738	117.66	89,190
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Combined LTV Ratio

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Range of Combined LTV Ratios (%) *	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	Average Principal Balance ($)
20.01 – 30.00	1	49,968	0.02	739	49,968
30.01 – 40.00	1	34,710	0.01	694	34,710
40.01 – 50.00	1	21,888	0.01	761	21,888
50.01 – 60.00	2	174,216	0.07	740	87,108
60.01 – 70.00	5	131,302	0.05	712	26,260
70.01 – 75.00	7	218,327	0.09	717	31,190
75.01 – 80.00	15	428,833	0.17	719	28,589
80.01 – 85.00	9	360,101	0.15	723	40,011
85.01 – 90.00	17	449,585	0.18	721	26,446
90.01 – 95.00	37	1,117,346	0.45	707	30,199
95.01 – 100.00	150	4,334,884	1.75	707	28,899
100.01 – 105.00	259	9,655,148	3.90	692	37,279
105.01 – 110.00	589	23,738,398	9.58	694	40,303
110.01 – 115.00	848	34,160,150	13.79	696	40,283
115.01 – 120.00	1,192	50,704,413	20.47	696	42,537
120.01 – 125.00	2,934	122,020,917	49.27	698	41,589
125.01 – 130.00	3	71,174	0.03	699	23,725
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**40,803**

* - CLTV measure used for 2nd lien mortgages for purposes of computation.

Junior Ratios

Range of Junior Ratios (%) *	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
5.01 - 10.00	36	732,982	0.30	696	108.75	20,361
10.01 - 15.00	353	10,153,083	4.10	690	111.33	28,762
15.01 - 20.00	1,437	49,759,146	20.10	693	117.72	34,627
20.01 - 25.00	1,513	59,178,322	23.90	693	118.15	39,113
25.01 - 30.00	1,219	52,858,133	21.35	697	118.69	43,362
30.01 - 40.00	1,174	57,265,119	23.13	704	119.20	48,778
40.01 - 50.00	276	14,380,588	5.81	704	118.77	52,104
50.01 - 60.00	40	2,086,982	0.84	716	115.66	52,175
60.01 - 70.00	14	740,938	0.30	717	116.83	52,924
70.01 - 80.00	4	244,817	0.10	702	116.76	61,204
80.01 - 90.00	1	53,252	0.02	707	125.00	53,252
90.01 - 100.00	2	149,246	0.06	742	45.63	74,623
Total:	**6,069**	**247,602,609**	**100.00**	**697**	**118.08**	**40,798**

* - Excludes home loans secured by first liens.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Original Term to Maturity

Range of Months Original Term to Maturity	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1 - 96	14	439,402	0.18	709	112.96	31,386

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

97 - 120	222	8,193,747	3.31	703	116.73	36,909
121 - 144	1	39,009	0.02	699	123.00	39,009
157 - 168	2	85,286	0.03	683	122.95	42,643
169 - 180	4,096	165,656,726	66.89	698	118.08	40,444
181 - 288	575	21,999,349	8.88	692	118.07	38,260
289 - 300	1,159	51,218,068	20.68	694	118.36	44,192
301 and Over	1	39,772	0.02	696	111.00	39,772
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

Remaining Term to States Maturity

Range of Months Remaining to Stated Maturity	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1 - 96	14	439,402	0.18	709	112.96	31,386
109 - 120	234	8,436,312	3.41	703	115.71	36,053
121 - 144	1	39,009	0.02	699	123.00	39,009
145 - 156	1	58,286	0.02	681	122.00	58,286
157 - 168	9	324,816	0.13	691	117.88	36,091
169 - 180	4,081	165,337,513	66.76	698	118.14	40,514
181 - 288	574	22,022,153	8.89	692	118.03	38,366
289 - 300	1,156	51,013,869	20.60	694	118.36	44,130
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

Year of Origination

Year of Origination	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1997	12	242,566	0.10	731	81.32	20,214
1999	1	72,989	0.03	725	122.00	72,989
2000	2	97,918	0.04	691	125.00	48,959
2001	1	28,600	0.01	736	112.00	28,600
2002	266	11,257,991	4.55	698	118.28	42,323
2003	5,788	235,971,295	95.28	697	118.11	40,769
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Geographic Distribution of Mortgage Properties

State *	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Ohio	439	17,290,424	6.98	697	119.92	39,386
Pennsylvania	393	16,148,987	6.52	703	118.60	41,092
Florida	379	15,631,137	6.31	693	117.91	41,243
Indiana	417	15,353,667	6.20	698	119.03	36,819
Virginia	271	11,472,102	4.63	698	115.88	42,332
California	237	11,193,485	4.52	698	115.55	47,230
Michigan	238	9,722,522	3.93	694	118.13	40,851
Maryland	213	9,648,605	3.90	703	115.96	45,299

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Arizona	237	9,633,311	3.89	693	117.86	40,647
Missouri	236	8,759,225	3.54	694	118.26	37,115
North Carolina	209	8,547,984	3.45	702	119.51	40,899
Colorado	186	8,357,032	3.37	696	116.80	44,930
Washington	159	7,537,037	3.04	702	116.98	47,403
Kansas	186	6,850,326	2.77	697	119.46	36,830
Utah	154	6,402,025	2.58	699	116.81	41,572
Kentucky	162	6,048,595	2.44	698	119.80	37,337
Alabama	158	5,980,723	2.41	690	117.66	37,853
Wisconsin	138	5,734,419	2.32	696	119.96	41,554
Minnesota	117	5,451,444	2.20	699	117.33	46,594
Oklahoma	136	5,091,702	2.06	696	117.49	37,439
Nebraska	131	4,997,461	2.02	703	120.94	38,149
Other	1,274	51,819,147	20.92	695	118.13	40,674
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

* - The reference to "Other" in the preceding table includes states and the District of Columbia that contain mortgage properties for less than 2% of the home loans.

Mortgaged Property Type

Property Type	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Single Family Residence	5,501	224,325,399	90.57	697	118.13	40,779
PUD Detached	309	13,779,250	5.56	698	117.36	44,593
Condominium	141	4,902,486	1.98	690	118.94	34,769
PUD Attached	46	1,938,630	0.78	693	117.14	42,144
Townhouse/Row house Attached	49	1,798,915	0.73	695	117.98	36,713
Multifamily (2-4 units)	19	755,781	0.31	701	116.93	39,778
Modular	3	102,305	0.04	705	107.36	34,102
Townhouse/Row house Detached	1	39,455	0.02	684	121.00	39,455
Two-to-four Family Units	1	29,138	0.01	659	101.00	29,138
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Loan Purpose

Loan Purpose	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Debt Consolidation	4,995	204,925,293	82.74	696	118.38	41,026
Cash	552	20,980,061	8.47	704	116.44	38,007
Rate/Term Refinance	347	14,613,465	5.90	699	116.82	42,114
Convenience	84	3,392,474	1.37	687	117.98	40,387
Other	40	1,548,466	0.63	714	116.54	38,712
Home Improvement	30	1,362,091	0.55	722	112.98	45,403
Home Imp/Debt consol	11	443,341	0.18	706	120.02	40,304
Asset Acquisition	8	264,313	0.11	707	118.87	33,039
Education	3	141,854	0.06	722	117.09	47,285
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

Prepayment Penalty Terms

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Prepayment Penalty Terms	Number of Home Loans	Cut-off Date Balance	Percentage of Home Loans by Cut-off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
None	3,738	152,142,641	61.43	699	118.10	40,702
12 Months	21	892,562	0.36	690	118.63	42,503
24 Months	6	298,044	0.12	695	117.44	49,674
36 Months	2,293	93,916,043	37.92	695	118.03	40,958
60 Months	8	258,668	0.10	694	119.53	32,333
Other	4	163,401	0.07	693	123.12	40,850
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

Lien Priority

Lien Priority	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
First Lien	1	68,750	0.03	701	125.00	68,750
Second Lien	6,069	247,602,609	99.97	697	118.08	40,798
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Debt-to-Income Ratios as of the date of Origination

Range of Debt-to-Income Ratios as of the Date of Origination (%)	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off Date Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
5.1 - 10.0	2	85,584	0.03	707	109.55	42,792
10.1 - 15.0	3	157,788	0.06	747	118.23	52,596
15.1 - 20.0	37	1,385,518	0.56	708	111.95	37,446
20.1 - 25.0	194	6,859,888	2.77	700	116.73	35,360
25.1 - 30.0	514	19,694,231	7.95	702	117.47	38,316
30.1 - 35.0	1,013	39,310,941	15.87	699	117.50	38,806
35.1 - 40.0	1,372	55,076,550	22.24	696	118.22	40,143
40.1 - 45.0	1,886	75,539,847	30.50	696	118.28	40,053
45.1 - 50.0	1,049	49,561,011	20.01	696	118.71	47,246
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

Residual Income as of the Date of Origination

Range of Residual Income as of the Date of Origination	Number of Home Loans	Cut-Off Date Balance	Percentage of Home Loans by Cut-Off	WA FICO	WA LTV (%)	Average Principal Balance ($)

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Date Balance						
Less than 1,500.00	2	72,122	0.03	720	114.15	36,061
1,500.00 - 1,999.00	337	10,881,525	4.39	705	116.78	32,289
1,999.01 - 2,999.00	1,690	63,030,658	25.45	698	118.63	37,296
2,999.01 - 3,999.00	2,183	88,544,929	35.75	695	118.31	40,561
3,999.01 - 4,999.00	1,022	44,461,729	17.95	698	118.21	43,505
4,999.01 - 5,999.00	459	21,361,785	8.63	700	117.59	46,540
5,999.01 or Greater	377	19,318,610	7.80	698	116.28	51,243
Total:	**6,070**	**247,671,359**	**100.00**	**697**	**118.08**	**40,803**

This Information was prepared by Residential Funding Securities Corporation in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

GMAC RFC

GMAC RFC Securities

All Information is Preliminary and Subject to Change

Transaction:

Issuer: Residential Funding Mortgage Securities II, Inc.
Series: 2003-HI2
Collateral: $250 Million of Home Loan-Backed Notes
Seller and Master Servicer: Residential Funding Corporation
Rating Agencies: Moody's and S&P

Structure:

Credit Support
1- Excess Interest
2- Overcollateralization ("Reserve Amount")
3- Subordination

Class	Moody's	S&P	Coupon Type	Original Principal Balance	Initial Principal Percentage	Initial Credit Enhancement	Stepdown Credit Enhancement
Seniors	Aaa	AAA	Fixed / Float	$188,750,000	75.50	24.50	53.00%
M-1	Aa2	AA	Fixed	20,000,000	8.00	16.50	37.00%
M-2	A2	A	Fixed	16,875,000	6.75	9.75	23.50%
M-3	Baa2	BBB	Fixed	16,000,000	6.40	3.35	10.70%
Certificates			Fixed	8,375,000	3.35	0.00	4.00%

Reserve Amount (Overcollateralization) Target:
Prior to the Stepdown Date: 2.00% of original pool balance
After the Stepdown Date: lesser of 2.00% of original balance and 4.00% of current pool balance, subject to a Floor Target of 0.50% of original collateral balance.
After the Stepdown Date the subordinate certificates may receive principal payments, or sooner if the Senior certificates are retired.
Stepdown Date: Later of July 25, 2006 and the first month that the Senior Classes will be less than or equal to 47.00% of the current collateral balance. Reserve Amount (overcollateralization target) will be reduced if a Trigger Even is not in effect.
Trigger Event: A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) The 60+ day Delinquency Percentage equals or exceeds 5.00%
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
July 2006 - June 2007	10.00%
July 2007 - June 2008	12.00%
July 2008 - and afterwards	14.00%

Loss Coverage:

	First Principal Loss	
Class	CDR	Cum Loss
M-1	11.4	37.90%
M-2	9.1	32.17%
M-3	6.9	25.95%

Assumptions: 100% loss severity, 0 month lag in recoveries, Trigger failing, Run to maturity.
Defaults are in addition to prepayments
Prepays are 100 PPC (increasing from 2% CPR to 17% CPR in months 1-15; 17 CPR thereafter)

This report has been prepared based on information from sources believed to be reliable, but its accuracy cannot be guaranteed. Information is audited. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy and completeness of this information which supersedes all information that may have been previously provided by Residential Funding Securities Corporation (RFSC) contained in any collateral term sheets and/or any computational materials relating to the mortgage pool. This information is preliminary and will be superseded by the descriptions in the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. RFSC is a wholly owned subsidiary of Residential Funding Corporation.